August 25, 2015

VIA EDGAR AND EMAIL

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Addus HomeCare Corporation
Form 10-K for the Year Ended December 31, 2014
Filed March 16, 2015
File No. 001-34504

Dear Ms. Jenkins:

As a supplement to that certain response letter filed by Addus HomeCare Corporation (the “Company”) on August 20, 2015 with the Securities and Exchange Commission (the “Commission”) and in response to the comments of the staff of the Commission’s Division of Corporation Finance with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “Filing”) as set forth in the Commission’s letter to Mark Heaney dated July 23, 2015, the Company acknowledges the following:

1)	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter. Please contact me directly at (630) 296-3540 with any further comments or questions you may have.

Sincerely,

/s/	Don Klink
Chief Financial Officer
Addus Homecare Corporation

cc:	Blaise Rhodes
Division of Corporation Finance
Securities and Exchange Commission

Linda Cvrkel
Division of Corporation Finance
Securities and Exchange Commission